SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 3, 2003

PetroKazakhstan Inc.

(Translation of registrant’s name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]    Form 40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

FOR IMMEDIATE RELEASE – November 03, 2003

FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Q3 Financial Results

CALGARY, Alberta – PetroKazakhstan Inc. (“PetroKazakhstan”) announces its financial results for the three months ending September 30, 2003. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:

•	Third consecutive quarter of record earnings and cash flow
•	KAM pipeline operational and realising material cost savings
•	Record export shipments of crude oil
•	Excellent results of exploration program in North Nurali

FINANCIAL HIGHLIGHTS:	Nine Months ended Sept. 30		Three Months ended Sept. 30
(in millions of US$ except per share amounts)	2003	2002	2003	2002
Gross Revenue	$806.7	$568.7	$303.2	$248.0
Net income	227.2	117.4	90.7	60.5
Per share (basic)	2.90	1.45	1.17	0.74
Per share (diluted)	2.79	1.39	1.12	0.71
Cash flow	288.4	160.4	108.5	79.1
Per share (basic)	3.69	1.98	1.40	0.97
Per share (diluted)	3.55	1.90	1.34	0.93
Weight Average Shares Outstanding
Basic	78,258,611	81,042,900	77,707,623	81,301,955
Diluted	81,288,890	84,483,117	81,266,718	84,742,172
Shares Outstanding at End of Period	77,771,788	81,041,485	77,771,788	81,041,485

For the third quarter of 2003, PetroKazakhstan reports $90.7 million of net income, a 49.9% increase over the quarter ended September, 2002 and $108.5 million of cash flow, a 37.2% increase over the quarter ended September 30, 2002. This represents basic net income per share of $1.17 and basic cash flow per share of $1.40 for the quarter. The comparable figures for the quarter ended September 30, 2002 were $0.74 basic net income per share and $0.97 basic cash flow per share.

For the nine months ended September 30, 2003 net income was $227.2 million, a 93.5% increase over the same period of 2002, and cash flow of $288.4 million, a 79.8% increase over the same period of 2002. This represents basic net income per share of $2.90 and basic cash flow per share of $3.69. The comparable figures for the six months ended September 30, 2002, were net income per share of $1.45 and basic cash flow per share of $1.98.

On August 5, 2003 PetroKazakhstan received approval from the Toronto Stock Exchange to proceed with the renewal of its normal course issuer bid in connection with its share repurchase program. The share repurchase program enables PetroKazakhstan to repurchase in accordance with the rules and policies of the Toronto Stock Exchange up to 5,775,028 common shares through the facilities of the Toronto Stock Exchange, representing 10% of its public float from time to time during the next 12 months. All shares purchased under the share repurchase program by PetroKazakhstan will be cancelled.

The renewed share repurchase program commenced on August 7, 2003 and will terminate when PetroKazakhstan has purchased the maximum allowable number of shares unless it provides earlier notice of termination. If not previously terminated, the renewed share repurchase program will terminate on August 6, 2004. No shares have yet been acquired under the new program.

UPSTREAM OPERATIONS REVIEW

Production

During the third quarter of 2003, PetroKazakhstan’s production volumes totaled 14.2 million barrels or an average of 154,712 barrels of oil per day (“bopd”). This represents an 8.1% increase over the third quarter 2002 production of 143,175 bopd and a 6.6% increase over the second quarter of 2003 production rates of 145,066 bopd. The Company anticipates that the average production over the full year will be in the region of 155,000 bopd representing a 14.1% increase over 2002 average production of 135,842 bopd. For the week ending October 30th, 2003, production had increased to approximately 167,000 bopd.

PetroKazakhstan currently has 8 service rigs operating that are conducting repair and maintenance work on wells to optimize daily production.

Exploration and Appraisal

Appraisal of the North Nurali field continued in the third quarter with the drilling of 3 wells. Well NN-3 requires hydro-fracing stimulation. Wells NN-4 and NN-7 are being tested. Initial flow rates are very encouraging. One zone in NN-7 flowed at 170 bopd; two more zones are still to be examined. NN-4 has been production tested at 1,313 bopd and 2,361 bopd from two zones with one more zone still to be examined. An additional upper zone is still to be investigated. The Company plans to drill 2 further wells on the field before year-end, one in the southern area and a deeper well on the flank for which a new rig has been mobilized and is currently drilling. In addition, hydro-fracing stimulation will be conducted in two of the original discovery wells to establish full delivery potential. This appraisal work will enable estimation of commercial reserves by year-end and progression into the field development.

The Company has concluded the purchase of a 160,668 acre license #952, which is to the north of the Kyzylkiya field, in October. At least one well will be drilled before year-end, with the intention to proceed with a second well and 3D seismic early in 2004.

Kumkol Facilities and Fields

Construction of two new Free Water Knockout (FWKO) facilities was completed and commissioning is in progress. These facilities will further enhance the fluid handling capabilities within the field as water production gradually increases.

Additional down-hole pumps were installed in Kumkol South and South Kumkol wells, which resulted in production increases.

Debottlenecking of the Central Processing Facility (CPF) inlet began in September with the extension of a 12-inch oil gathering truck line directly to the Thermal Design Engineering (TDE) separation facility at the CPF. This extension will carry production from existing Kumkol South FWKO facilities and all of the production from South Kumkol to the TDE, reducing the process load on the CPF and creating additional process capacity.

Gas Utilization

The construction of the 55-megawatt gas power plant at Kumkol is complete and was being commissioned during October. This project will enable PetroKazakhstan to utilize associated produced gas and to establish a more reliable source of electricity within its fields. Excess electricity will be provided for sale into the Kazakhstan domestic market. The gas utilization project is jointly owned, with PetroKazakhstan and Turgai Petroleum CJSC (“Turgai”), each having an equal share.

KAM Fields

The 6-inch pipeline connecting Kyzylkiya to Aryskum is complete and the upgrade of the processing facility to handle water production was completed on schedule. Final commissioning is in progress.

Construction of the Aryskum 8-inch pipeline to the main KAM pipeline, as well as the Aryskum truck offloading facility and oil processing facility was completed on schedule. Final commissioning is in progress for start up in early November. Crude oil trucking costs will be reduced with the start up of the Aryskum truck offloading facility and direct pipeline connection to the Dzhusaly terminal.

One more Aryskum appraisal well was drilled in October; it is expected to allow conversion of possible reserves into proven plus probable, and also to confirm the reservoir quality of 3D seismic amplitude anomalies interpreted along the flank of the field. One or two more additional appraisal wells are planned to be drilled before year-end.

Only one of the newly drilled Maibulak wells will be converted to an injector, while the other two will be designated as producers due to the discovery of new multiple productive horizons, in these wells initially intended for water injection. Equipment has been procured for the Maibulak water injection system; construction should be completed by the end of the fourth quarter. Pumps have now been installed in 5 producing wells and a pilot water injection operation was initiated in an existing well in August.

KAM Pipeline

The 177 kilometer, 16-inch pipeline from Kumkol to Dzhusaly via the KAM fields has now been in use for a full quarter with no operational problems. The pipeline is capable of transporting and loading into rail cars 140,000 bopd and negates some 1,300 kilometers of pipeline and rail transportation currently in use. The KAM pipeline is the first high-pressure oil pipeline built in Kazakhstan and the Dzhusaly rail loading terminal is the fastest loading facility in Kazakhstan.

This material development has shown transportation cost savings in the region of $2.00 per barrel. These savings will vary depending on the ultimate destination of future shipments and will become apparent as the sales are completed. In addition to cost savings, this facility provides additional transportation and marketing capacity and flexibility.

East Kumkol

Joint Venture agreements with Turgai for the development and operation of the East Kumkol field, which extends unto the Kumkol North license, continue to progress. Government contracts, regulatory approvals and development projects are reaching final negotiating positions.

Kumkol North

A 27 well 2003 drilling program is progressing with 22 wells having been drilled to the end of September. Work has started on a new water injection plant due for commissioning in the fourth quarter and a new FWKO facility will be on line at the same time.

Kazgermunai

Two water injection wells were drilled in the Akshabulak field. The program, designed to increase field production by de-bottlenecking the system, has been completed with the installation of larger export pumps. In addition, construction of a water injection facility is continuing.

One production well has been drilled in the Aksai field. Four additional wells should be drilled in the Kazgermunai area in the fourth quarter; one in the Nurali field and three in the Akshabulak field.

CRUDE OIL MARKETING & TRANSPORTATION

Total shipments of crude oil destined for export during the third quarter were slightly higher than in the second quarter, registering a 1.5% increase. However, the month of September broke all previous records for shipments. The daily average shipments during September were just over 108,400 bopd (14,000 tonnes per day), with a ‘high’ recorded in excess of 193,600 barrels (25,000 tonnes) on one day.

The development of new destinations, new customers and the use of new loading terminals provided expansion in capacity, reductions in transportation costs and increased the flexibility of operations.

Liftings through the KAM pipeline and Dzhusaly terminal continued to grow and accounted for 45.9% of the volumes shipped in the third quarter.

Deliveries to China from the terminal at Atasu, which improves transportation costs to China, grew rapidly and accounted for 19.4% of all shipments in the third quarter, compared to 4.8% in the second quarter.

Shipments to the Fergana refinery in Uzbekistan grew by 29.1%, against the previous quarter.

Following the Memorandum of Understanding between the Company and Lukoil, proposing the shipment of Turgai Petroleum crude oil through the Caspian Pipeline Consortium (CPC), all the necessary contracts between Turgai Petroleum, Lukoil and CPC have been concluded. As a result shipments of Kumkol crude produced by Turgai Petroleum via CPC to Novorossiisk commenced during October and are planned to increase in the following months.

As a consequence of these developments, the dependence on Tekesu for exports declined. Tekesu accounted for 31.3% of shipments in the third quarter compared to 94.6% in the second quarter, and, historically, 100%.

The modifications being carried out by the National Iranian Oil Company (NIOC) and the Iranian Railways at the Rey terminal in Tehran are nearing completion. Whilst the NIOC has experienced procurement problems with some equipment, shipments through the Iranian swap are nevertheless still expected to commence during the fourth quarter.

The average Brent quotation during the third quarter was $28.41 per barrel, which was higher than the $26.03 per barrel seen during the second quarter. Prices remained volatile with a spread of a little over $4.50 per barrel between the high and low recorded in the third quarter.

Crude oil sales recorded during the third quarter 2003 were 22.2% higher than in the previous quarter and 14.0% up on the same period of 2002. The higher volumes and the more robust market prices generated higher gross revenue on crude exports. As a result of the improvements mentioned above, the net sales revenue after transportation costs improved by $3.14 per barrel versus the second quarter of 2003.

REFINING AND REFINED PRODUCT SALES

The refinery throughput in the third quarter of 2003 was increased by 10% to 8.29 million barrels compared to 7.52 million barrels in the previous quarter as domestic and export refined product market conditions continued to improve.

Refined product prices grew by $3.61 per barrel ($28 per tonne) on average against the previous quarter, a 25% increase.

The upgrade work at the refinery continues and nears completion with both the Vacuum Distillation Unit and the new energy saving boiler facility due for start up late in the fourth quarter.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the Third Quarter of 2003 is available on the Company’s website and can also be obtained on application from the Company.

PetroKazakhstan Inc. is an independent, vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade on the New York Stock Exchange, The Toronto Stock Exchange, the London Stock Exchange, and the Frankfurt exchange under the worldwide symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas H. Gay Senior Vice President Finance and CFO +44 (1753) 410-020 +44 77-48-633-226 (cell)	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations-Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

UNAUDITED

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
REVENUE
Crude oil	163,955	143,820	440,372	319,606
Refined products	137,355	101,031	359,769	240,476
Processing fees		678	449	2,112
Interest and other income	1,842	2,433	6,086	6,497

	303,152	247,962	806,676	568,691

EXPENSES
Production	15,812	15,256	49,961	41,669
Royalties and taxes	24,729	21,538	54,149	43,709
Transportation	56,319	50,194	171,591	100,131
Refining	3,519	5,280	10,921	17,607
Crude oil and refined product purchases	16,978	11,765	42,394	50,414
Selling	6,960	8,102	19,150	18,724
General and administrative	14,780	14,440	40,354	42,270
Interest and financing costs	7,635	8,828	28,761	26,078
Depletion and depreciation	22,377	11,686	60,878	29,064
Foreign exchange (gain) loss	1,950	1,362	(3,576)	1,771

	171,059	148,451	474,583	371,437

INCOME BEFORE UNUSUAL ITEM	132,093	99,511	332,093	197,254

UNUSUAL ITEM
Arbitration settlement	—	43	—	7,134

INCOME BEFORE INCOME TAXES	132,093	99,468	332,093	190,120

INCOME TAXES (Note 10)
Current provision	45,891	36,358	109,143	64,706
Future income tax	(5,082)	2,206	(6,040)	6,312

	40,809	38,564	103,103	71,018

NET INCOME BEFORE MINORITY INTEREST	91,284	60,904	228,990	119,102
MINORITY INTEREST	551	391	1,822	1,672

NET INCOME	90,733	60,513	227,168	117,430
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	204,008	(9,465)	78,821	(66,366)
Normal course issuer bid (Note 9)	—	(2,164)	(11,232)	(2,164)
Preferred share dividends	(8)	(7)	(24)	(23)

RETAINED EARNINGS, END OF PERIOD	294,733	48,877	294,733	48,877

BASIC NET INCOME PER SHARE (Note 11)	1.17	0.74	2.90	1.45

DILUTED NET INCOME PER SHARE (Note 11)	1.12	0.71	2.79	1.39

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

UNAUDITED

	September 30, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents (Note 4)	255,140	74,796
Accounts receivable (Note 5)	146,551	92,431
Inventory	33,462	40,529
Prepaid expenses	45,297	44,594
Current portion of future income tax asset	10,911	9,049

	491,361	261,399
Deferred charges	7,109	5,321
Restricted Cash (Note 6)	15,600	—
Future income tax asset	25,596	24,529
Property, plant and equipment	471,731	405,479

TOTAL ASSETS	1,011,397	696,728

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	96,766	96,076
Short-term debt (Note 7)	92,474	25,947
Prepayments for crude oil and refined products	2,388	3,540

	191,628	125,563
Long-term debt (Note 8)	299,639	266,603
Provision for future site restoration costs	7,940	4,167
Future income tax liability	13,903	17,015

	513,110	413,348

Minority interest	12,575	10,753
Preferred shares of subsidiary	80	83
COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	190,899	193,723
Retained earnings	294,733	78,821

	485,632	272,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,011,397	696,728

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

UNAUDITED

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
OPERATING ACTIVITIES
Net income	90,733	60,513	227,168	117,430
Items not affecting cash:
Depletion and depreciation	22,377	11,686	60,878	29,064
Amortization of deferred charges	510	388	3,562	1,013
Minority interest	551	391	1,822	1,672
Other non-cash charges	(591)	3,917	1,001	4,923
Future income tax	(5,082)	2,206	(6,040)	6,312

Cash flow	108,498	79,101	288,391	160,414

Changes in non-cash operating working capital items	(3,094)	(6,400)	(45,462)	(31,548)

Cash flow from operating activities	105,404	72,701	242,929	128,866

FINANCING ACTIVITIES
Short-term debt	(8,294)	20,659	8,381	18,721
Purchase of common shares (Note 9)	—	(3,066)	(14,847)	(3,066)
Long-term debt	(16,268)	(8,581)	82,540	16,614
Deferred charges paid	—	—	(3,601)	—
Proceeds from issue of share capital, net of share issuance costs	322	127	792	740
Preferred share dividends	(8)	(7)	(24)	(23)

Cash flow used in financing activities	(24,248)	9,132	73,241	32,986

INVESTING ACTIVITIES
Restricted cash (note 6)	(15,600)	—	(15,600)	—
Long-term investment	—	—	—	40,000
Capital expenditures	(36,016)	(48,055)	(121,480)	(101,559)
Proceeds from sale of fixed assets	1,258	—	1,258	—
Purchase of preferred shares of subsidiary	—	(2,854)	(4)	(2,859)

Cash flow used in investing activities	(50,358)	(50,909)	(135,826)	(64,418)

INCREASE IN CASH	30,798	30,924	180,344	97,434

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	224,342	131,322	74,796	64,812

CASH AND CASH EQUIVALENTS, END OF PERIOD	255,140	162,246	255,140	162,246

See accompanying notes to the interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED)

UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management, in accordance with generally accepted accounting principles in Canada. PetroKazakhstan Inc. was formerly known as Hurricane Hydrocarbons Ltd. Its main operating subsidiaries Hurricane Kumkol Munai (“HKM”) and Hurricane Oil Products (“HOP”) were renamed PetroKazakhstan Kumkol Resources (“PKKR”) and PetroKazakhstan Oil Products (“PKOP”), respectively. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2002. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2002.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	SEGMENTED INFORMATION

On a primary basis the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.
•	Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

3 months ended September 30, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	185,389	—	—	(21,434)	163,955
Refined products	26,399	123,911	—	(12,955)	137,355
Processing fees	—	—	—	—	—
Interest and other income	1,218	(6)	630	—	1,842

	213,006	123,905	630	(34,389)	303,152

EXPENSES
Production	15,812	—	—	—	15,812
Royalties and taxes	24,553	176	—	—	24,729
Transportation	54,307	2,012	—	—	56,319
Refining	—	3,519	—	—	3,519
Crude oil and refined product purchases	15,415	35,952	—	(34,389)	16,978
Selling	3,371	3,589	—	—	6,960
General and administrative	8,415	4,980	1,385	—	14,780
Interest and financing costs	6,936	699	—	—	7,635
Depletion and depreciation	17,569	4,784	24	—	22,377
Foreign exchange loss	1,390	427	133	—	1,950

	147,768	56,138	1,542	(34,389)	171,059

INCOME (LOSS) BEFORE INCOME TAXES	65,238	67,767	(912)	—	132,093

INCOME TAXES
Current provision	28,908	15,317	1,666	—	45,891
Future income tax	(7,856)	2,774	—	—	(5,082)

	21,052	18,091	1,666	—	40,809
MINORITY INTEREST	—	551	—	—	551

NET INCOME (LOSS)	44,186	49,125	(2,578)	—	90,733

Intersegment revenue	21,434	12,955	—	—	—

As at September 30, 2003	Upstream	Downstream	Corporate		Consolidated
Total assets	693,862	170,266	147,269		1,011,397
Total liabilities	455,686	56,318	1,106		513,110
Capital expenditures in the quarter	34,346	2,313	420		37,079

3 months ended September 30, 2002

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	161,128	—	—	(17,308)	143,820
Refined products	62,617	42,340	—	(3,926)	101,031
Processing fees	—	678	—	—	678
Interest and other income	1,706	425	302	—	2,433

	225,451	43,443	302	(21,234)	247,962

EXPENSES
Production	15,256	—	—	—	15,256
Royalties and taxes	20,899	639	—	—	21,538
Transportation	50,194	—	—	—	50,194
Refining	—	5,280	—	—	5,280
Crude oil and refined product purchases	13,947	19,052	—	(21,234)	11,765
Selling	4,883	3,219	—	—	8,102
General and administrative	8,821	4,391	1,228	—	14,440
Interest and financing costs	2,024	489	6,315	—	8,828
Depletion and depreciation	8,351	3,311	24	—	11,686
Foreign exchange loss	294	1,004	64	—	1,362

	124,669	37,385	7,631	(21,234)	148,451

INCOME (LOSS) BEFORE UNUSUAL ITEMS	100,782	6,058	(7,329)	—	99,511

UNUSUAL ITEM
Arbitration settlement	43	—	—	—	43

INCOME (LOSS) BEFORE INCOME TAXES	100,739	6,058	(7,329)	—	99,468

INCOME TAXES
Current provision	28,959	5,593	1,806	—	36,358
Future income tax	5,705	(3,499)	—	—	2,206

	34,664	2,094	1,806	—	38,564

MINORITY INTEREST	—	391	—	—	391

NET INCOME (LOSS)	66,075	3,573	(9,135)	—	60,513

Intersegment revenue	17,308	3,926	—	—	—

As at September 30, 2002	Upstream	Downstream	Corporate		Consolidated
Total assets	494,809	132,353	110,222		737,384
Total liabilities	225,675	39,443	214,601		479,719
Capital expenditures in the quarter	45,428	2,567	60	48,055

9 months ended September 30, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	524,088	—	—	(83,716)	440,372
Refined products	42,942	339,048	—	(22,221)	359,769
Processing fees	—	449	—	—	449
Interest and other income	3,937	790	1,359	—	6,086

	570,967	340,287	1,359	(105,937)	806,676

EXPENSES
Production	49,961	—	—	—	49,961
Royalties and taxes	50,886	3,263	—	—	54,149
Transportation	169,579	2,012	—	—	171,591
Refining	—	10,921	—	—	10,921
Crude oil and refined product purchases	32,335	115,996	—	(105,937)	42,394
Selling	7,878	11,272	—	—	19,150
General and administrative	23,536	13,910	2,908	—	40,354
Interest and financing costs	18,117	1,881	8,763	—	28,761
Depletion and depreciation	46,691	14,105	82	—	60,878
Foreign exchange (gain) loss	(2,278)	(2,023)	725	—	(3,576)

	396,705	171,337	12,478	(105,937)	474,583

INCOME (LOSS) BEFORE INCOME TAXES	174,262	168,950	(11,119)	—	332,093

INCOME TAXES
Current provision	67,956	39,393	1,794	—	109,143
Future income tax	(13,578)	7,538	—	—	(6,040)

	54,378	46,931	1,794	—	103,103
MINORITY INTEREST	—	1,822	—	—	1,822

NET INCOME (LOSS)	119,884	120,197	(12,913)	—	227,168

Intersegment revenue	83,716	22,221	—	—	—

As at September 30, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	693,862	170,266	147,269	1,011,397
Total liabilities	455,686	56,318	1,106	513,110
Capital expenditures for nine months	111,772	11,561	761	124,094

9 months ended September 30, 2002

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	384,797	—	—	(65,191)	319,606
Refined products	91,416	178,535	—	(29,475)	240,476
Processing fees	—	2,112	—	—	2,112
Interest and other income	4,443	755	1,299	—	6,497

	480,656	181,402	1,299	(94,666)	568,691

EXPENSES
Production	41,669	—	—	—	41,669
Royalties and taxes	42,343	1,366	—	—	43,709
Transportation	100,131	—	—	—	100,131
Refining	—	17,607	—	—	17,607
Crude oil and refined product purchases	51,149	93,931	—	(94,666)	50,414
Selling	6,020	12,704	—	—	18,724
General and administrative	24,985	11,815	5,470	—	42,270
Interest and financing costs	6,295	1,165	18,618	—	26,078
Depletion and depreciation	20,163	8,831	70	—	29,064
Foreign exchange loss	884	760	127	—	1,771

	293,639	148,179	24,285	(94,666)	371,437

INCOME (LOSS) BEFORE UNUSUAL ITEMS	187,017	33,223	(22,986)	—	197,254

UNUSUAL ITEM
Arbitration settlement	7,134	—	—	—	7,134

INCOME (LOSS) BEFORE INCOME TAXES	179,883	33,223	(22,986)	—	190,120

INCOME TAXES
Current provision	48,000	14,535	2,171	—	64,706
Future income tax	9,922	(3,610)	—	—	6,312

	57,922	10,925	2,171	—	71,018
MINORITY INTEREST	—	1,672	—	—	1,672

NET INCOME (LOSS)	121,961	20,626	(25,157)	—	117,430

Intersegment revenue	65,191	29,475	—	—	—

As at September 30, 2002	Upstream	Downstream	Corporate	Consolidated
Total assets	494,809	132,353	110,222	737,384
Total liabilities	225,675	39,443	214,601	479,719
Capital expenditures for nine months	94,885	6,462	212	101,559

3	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

3 months ended September 30, 2003

	Turgai	Kazgermunai	Total
Cash	18,106	11,105	29,211
Current assets, excluding cash	5,647	28,966	34,613
Property, plant and equipment, net	65,365	59,940	125,305
Current liabilities	27,395	6,712	34,107
Long-term debt	—	40,626	40,626
Revenue	30,132	32,673	62,805
Expenses	20,092	20,763	40,855
Net income	10,040	11,910	21,950
Cash flow from operating activities	13,551	7,977	21,528
Cash flow used in financing activities	—	—	—
Cash flow used in investing activities	(8,651)	(5,153)	(13,804)

Revenue for the three months ended September 30, 2003 includes $11.8 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

3 months ended September 30, 2002

	Turgai	Kazgermunai	Total
Cash	3,863	17,465	21,328
Current assets, excluding cash	11,620	14,942	26,562
Property, plant and equipment	24,583	57,021	81,604
Current liabilities	13,069	5,167	18,236
Long-term debt	—	62,684	62,684
Revenue	22,209	17,767	39,976
Expenses	13,160	12,687	25,847
Net income	9,049	5,080	14,129
Cash flow from operating activities	5,383	12,713	18,096
Cash flow used in financing activities	—	243	243
Cash flow used in investing activities	(3,132)	(4,395)	(7,527)

9 months ended September 30, 2003

	Turgai	Kazgermunai	Total

Cash	18,106	11,105	29,211
Current assets, excluding cash	5,647	28,966	34,613
Property, plant and equipment, net	65,365	59,940	125,305
Current liabilities	27,395	6,712	34,107
Long-term debt	–	40,626	40,626

Revenue	89,842	75,460	165,302
Expenses	58,902	49,336	108,238
Net income	30,940	26,124	57,064

Cash flow from operating activities	47,865	25,670	73,535
Cash flow used in financing activities	–	(6,016)	(6,016)
Cash flow used in investing activities	(30,067)	(11,404)	(41,471)

Revenue for the nine months ended September 30, 2003 includes $30.5 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

9 months ended September 30, 2002

	Turgai	Kazgermunai	Total

Cash	3,863	17,465	21,328
Current assets, excluding cash	11,620	14,942	26,562
Property, plant and equipment	24,583	57,021	81,604
Current liabilities	13,069	5,167	18,236
Long-term debt	–	62,684	62,684

Revenue	52,795	33,022	85,817
Expenses	31,303	26,473	57,776
Net income	21,492	6,549	28,041

Cash flow from operating activities	9,766	11,616	21,382
Cash flow used in financing activities	–	1,617	1,617
Cash flow used in investing activities	(7,402)	(7,284)	(14,686)

Revenue for the nine months ended September 30, 2002 includes $15.5 million of crude oil sales made by Turgai and $5.8 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

4	CASH AND CASH EQUIVALENTS

As at September 30, 2003 cash and cash equivalents included $3.1 million of cash dedicated to a margin account for the hedging program. As at December 31, 2002 the balance on this margin account was $5.7 million.

There were no cash equivalents as at September 30, 2003 and December 31, 2002.

5	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30, 2003	December 31, 2002
Trade	90,667	61,085
Value added tax recoverable	9,908	1,718
Due from Turgai	30,040	17,357
Other	15,936	12,271

	146,551	92,431

6	RESTRICTED CASH

Restricted cash is $15.6 million of cash dedicated to a debt service reserve account for the Corporation’s Term Facility (nil as at December 31, 2002). This cash is not available for general corporate purposes until the Term Facility is repaid in full (please refer to Note 8).

7	SHORT-TERM DEBT

	September 30, 2003	December 31, 2002
Working capital facilities	1,468	14,947
Current portion of term facility	53,471	–
Current portion of term loans	2,041	–
Joint venture loan payable	11,000	11,000
PKOP Bonds (Note 8)	24,494	–

	92,474	25,947

The working capital facilities are revolving, for terms of one to eight years, are secured and have interest rates ranging from Libor plus 3.5% per annum to 14% per annum.

8	LONG-TERM DEBT

Long-term debt is represented by:

	September 30, 2003	December 31, 2002
Term facility	120,309	–
9.625% Notes	125,000	–
Kazgermunai debt	40,626	45,231
Term loans	13,704	–
12% Notes	–	208,210
PKOP bonds	–	13,162

	299,639	266,603

Term facility

On January 2, 2003, PetroKazakhstan Kumkol Resources (“PKKR”) entered into a secured $225.0 million term facility secured by crude oil export contracts. This facility is repayable in 42 equal monthly installments commencing July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum. PKKR has drawn $190.0 million under this facility and has chosen not to utilize the remainder. PKKR has the right to repay the facility prior to its maturity, under certain terms and conditions. Please refer to Note 16 – Subsequent Events.

As a guarantor of the facility, the Corporation must comply with certain covenants including a limitation as to total debt and certain other financial covenants. The Corporation must also maintain a minimum cash balance of $40.0 million, of which an amount equal to 3 months principal and interest payments must be maintained in a security deposit account (see Note 6).

PKKR is also required to hedge 450,000 barrels of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As PKKR has not drawn the full amount of the facility, the hedged volumes have been reduced to 372,500 barrels of crude oil per month for 2004.

Included in deferred charges as at September 30, 2003 are $3 million of issue costs related to the Term facility, which will be amortized over the term of the facility.

9.625% Notes

On February 12, 2003, PetroKazakhstan Finance B.V., a wholly owned subsidiary of PKKR issued U.S. $125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, PKKR and PKOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends and on pledging of assets as security.

Issue costs of $1.8 million and the discount on the sale of the Notes of $2.0 million are recorded as deferred charges and will be amortized over the term of the Notes.

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. During the nine months ended September 30, 2003, Kazgermunai repaid $11.6 million (50% – $5.8 million) of principal and interest.

Term loans

PKKR has obtained loans guaranteed by Export Credit Agencies for certain equipment related to the Kyzylkiya, Aryskum and Maibulak (“KAM”) pipeline and the Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semi-annual installments and have final maturity dates ranging from five to seven years.

12% Notes

On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12% Notes due in 2006. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million. Deferred charges of $1.4 million recorded as at December 31, 2002 were expensed upon redemption.

PKOP bonds

On February 16, 2001 PetroKazakhstan Oil Products (“PKOP”) registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the “PKOP bonds”). The PKOP bonds have a three-year maturity, are due on February 26, 2004 and bear a coupon rate of 10% per annum. The PKOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million. On February 13, 2003, PKOP issued the remaining 115,200 Bonds for consideration of $11.4 million.

The PKOP bonds contain certain covenants including a limitation on indebtedness.

Repayment

Principal repayments due for each of the next five years and in total are as follows:

	2003	2004	2005	2006	2007	2008	There-after	Less amounts included in short-term debt	Total long- term debt
Working capital facilities	1,468	—	—	—	—	—	—	(1,468)	—
Joint venture loan payable	11,000	—	—	—	—	—	—	(11,000)	—
PKOP bonds	—	24,494	—	—	—	—	—	(24,494)	—
9.625% Notes	—	—	—	—	—	—	125,000	—	125,000
Term Facility	13,367	53,471	53,471	53,471	—	—	—	(53,471)	120,309
Kazgermunai	—	—	—	—	—	—	40,626	—	40,626
Term loans	1,022	2,196	2,665	2,665	2,271	1,878	3,048	(2,041)	13,704

	26,857	80,161	56,136	56,136	2,271	1,878	168,674	(92,474)	299,639

The Kazgermunai debt does not have fixed repayment terms.

9	SHARE CAPITAL

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class ? redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three Months Ended September 30, 2003		Three Months Ended September 30, 2002
	Number	Amount	Number	Amount
Balance, beginning of period	77,653,139	190,577	81,371,497	199,121
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	—	—	(366,461)	(902)
Stock options exercised for cash	103,350	325	26,250	91
Corresponding convertible securities, converted	15,299	(3)	10,199	36

Balance, end of period	77,771,788	190,899	81,041,485	198,346

	Nine Months Ended September 30, 2003		Nine Months Ended September 30, 2002
	Number	Amount	Number	Amount
Balance, beginning of period	78,956,875	193,723	80,103,784	198,506
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,477,400)	(3,616)	(366,461)	(902)
Stock options exercised for cash	273,750	792	1,194,375	620
Corresponding convertible securities, converted	18,563	—	118,107	133
Cancelled shares	—	—	(8,320)	(11)

Balance, end of period	77,771,788	190,899	81,041,485	198,346

(a)	During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. This repurchase program was renewed on August 5, 2003, which allows the Corporation to repurchase for cancellation, up to 5,775,028 common shares during the period from August 7, 2003 to August 6, 2004. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The Corporation purchased and cancelled an additional 1,477,400 at an average price of C$14.69 per share during the nine months ended September 30, 2003. The excess of cost over the book value for the shares purchased was applied to retained earnings. There were no purchases under the new NCIB program.

(b)	The Corporation has elected to use intrinsic values when accounting for stock options and to disclose the pro forma results of using the fair value method.

The pro forma net income per share had we applied the fair-value based method of accounting for stock options follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income
As reported	90,733	60,513	227,168	117,430
Pro forma	90,584	60,131	225,492	115,286
Basic net income per share
As reported	1.17	0.74	2.90	1.45
Pro forma	1.17	0.74	2.88	1.42
Diluted net income per share
As reported	1.12	0.71	2.79	1.39
Pro forma	1.11	0.71	2.77	1.36

A summary of the status of the Corporation’s stock option plan as of September 30, 2003 and the changes during the nine months ended September 30, 2003 and year ended December 31, 2002 is presented below (expressed in Canadian dollars):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	5,736,880	3.07
Granted	605,000	14.65
Exercised	(1,393,281)	1.09
Forfeited	(98,463)	6.73

Outstanding at December 31, 2002	4,850,136	5.01
Granted	17,000	16.20
Exercised	(292,313)	3.98
Forfeited	(62,275)	8.55

Outstanding at September 30, 2003	4,512,548	5.07

Options exercisable as at:
December 31, 2002 (as amended)	1,908,798	3.87
September 30, 2003	2,422,842	2.93

10	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation’s income before income taxes. This difference results from the following items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Statutory Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	39,628	29,840	99,628	57,036
Non-deductible amounts, net	1,181	8,724	3,475	13,982

Income tax expense	40,809	38,564	103,103	71,018

11	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Weighted average number of common shares outstanding	77,707,623	81,301,955	78,258,611	81,042,900
Dilution from exercisable options (including convertible securities)	3,559,095	3,440,217	3,030,279	3,440,217
Diluted number of shares outstanding	81,266,718	84,742,172	81,288,890	84,483,117

No options were excluded from the calculation of diluted number of shares outstanding for the three months and nine months ended September 30, 2003 and 2002, as the market price was in excess of exercise price.

12	FINANCIAL INSTRUMENTS

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract Amount (bbls per month)	Contract Period	Contract Type	Price Ceiling ($/bbl)	Price Floor ($/bbl)
187,500	January 2003 to December 2003	Zero cost collar	29.00	17.00
75,000	January 2003 to December 2003	Zero cost collar	30.00	17.00
112,500	January 2003 to December 2003	Zero cost collar	29.00	18.00
75,000	January 2003 to December 2003	Zero cost collar	29.50	19.00

450,000

75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
75,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
35,000	January 2004 to December 2004	Zero cost collar	30.20	18.00

372,500

During the nine months ended September 30, 2003, the Corporation has foregone revenue of $3.3 million through these contracts.

13	CASH FLOW INFORMATION

Interest and income taxes paid:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Interest paid	8,478	13,375	30,983	30,207

Income taxes paid	43,185	22,278	104,654	48,570

14	FAIR VALUE OF FINANCIAL INSTRUMENTS

As at September 30, 2003 the fair value, the related method of determining fair value and the carrying value of the Corporation’s financial instruments were as follows.

The fair value of current assets and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments.

The fair value of long term debt is based on publicly quoted market values and current market conditions for instruments of a similar nature.

	Carrying Value	Fair Value
Long-term debt	299,639	309,639

15	COMMITMENTS AND CONTINGENCIES

Kazakhstani environment

Kazakhstan, as an emerging market, has a legal and regulatory infrastructure that is not as mature and stable as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks and uncertainties that are not typically associated with those in developed markets.

The instability associated with the ongoing transformation process to a market economy can lead to changes in the business conditions in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

Tax matters

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

The Corporation’s subsidiaries have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments received for 1998 and 1999.

The first involved PKOP and was for approximately $8.8 million. PKOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is no possibility of further appeal and accordingly, no provision has been made in the consolidated financial statements for this assessment.

The second case involved PKKR and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. PKKR was unsuccessful in obtaining the Supervisory Commission’s agreement to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million in the December 31, 2002 consolidated financial statements. PKKR is currently disputing the remaining $7.6 million of the $10.5 million, which relates to fines and penalties assessed, as PKKR believes there was an incorrect application of the provisions of the tax act. PKKR has paid this amount to stop the further accumulation of fines and penalties and has recorded this payment as an account receivable pending resolution of this issue. No provision has been made for the disputed penalties.

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which were reduced through negotiations to $44.8 million (including our 50% share of Turgai Petroleums assessments). The Corporation does not agree with these assessments and has filed court cases disputing these amounts.

PKOP has been successful at the first level of the court system and at the Supreme Court with respect to the entire $12.5 million of its assessment. This assessment was for withholding taxes on the acquisition of an interest in the Caspian Pipeline Consortium (“CPC”) despite the fact that this transaction was not completed. Turgai Petroleum has been successful at the first two levels of the court system on almost its entire assessment of $12.0 million, of which $6.0 million is our 50% share. The Ministry of Finance may appeal these cases.

The PKKR assessment was split into two cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the remainder. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas (approximately $4.9 million). The Corporation believes the claim for royalties on flared associated gas, which has no commercial value, contravenes the provisions of its Hydrocarbons Contracts. PKKR appealed to the Supreme Court and was unsuccessful. PKKR intends to appeal this adverse decision to the Supervisory Panel of the Supreme Court. No provision has been made in the consolidated financial statements for this assessment.

The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re-negotiation. The transfer-pricing amount has been reduced through re-negotiation to $700,000. The second case was heard in September 2003 with PKKR being successful on almost all of the issues. The final assessment resulting from the court decision totaled $783,000 including the transfer pricing issue. The Ministry of Finance has the option to appeal approximately $4.2 million of the remaining assessment to the Supreme Court. No provision has been made in the consolidated financial statements for this case.

PKKR received an assessment for royalties on oil production during testing of the East Kumkol discovery for $300,000 and was assessed a fine of $1.3 million. The Corporation believes this assessment is without merit because the assessment is contrary to the Hydrocarbon Contract and relevant legislation. PKKR is disputing this assessment.

In response to PetroKazakhstan’s submission, the Minister of Finance initiated the creation of a high level working group between its Officials and PetroKazakhstan representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations.

16	SUBSEQUENT EVENTS

Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”)

On October 2, the ARNM claimed that PKOP had received $6.3 million of unjustified revenue from charging prices for oil products that are allegedly in excess of ARNM authorized maximum prices. The Corporation has long taken the position that the ARNM has no right to regulate PKOP under the terms of the Privatization Agreement relating to the Shymkent refinery, which operates in a highly competitive environment. In addition, PKOP believes that the ARNM claim contains a number of factual errors. On October 9, PKOP filed a lawsuit against the ARNM challenging the ARNM claim.

The Corporation through a group company in Kazakhstan received news on October 8, that the ARNM has alleged violations of Kazakhstan’s competition laws. The ARNM is claiming that approximately $31.0 million in unjustified revenue was obtained by the group company. The Corporation believes this claim has no legal merit and has taken legal action to defend itself.

Term facility

On October 24, the Corporation notified the facility agent under its term facility, that a $50 million prepayment will be made on October 31, 2003. Future repayments of the term facility will be reduced on a pro-rata basis. (Note 8)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 3, 2003
PetroKazakhstan

By: /s/ Ihor Wasylkiw

Ihor Wasylkiw, P. Eng. Vice President Investor Relations